Britney Schnathorst Associate General Counsel Office of General Counsel Phone: 608.665.4184 E-mail: Britney.Schnathorst@trustage.com	MEMBERS Life Insurance Company

April 18, 2024

VIA EDGAR

Ms. Ellie Quarles, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MEMBERS Life Insurance Company MEMBERS Horizon Variable Annuity Initial Registration Statement on Form S-1 File Nos. 333-276342

Dear Ms. Quarles:

On behalf of MEMBERS Life Insurance Company (the “Company”), we are providing responses to oral comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) by our counsel on the above-referenced Form S-1 Registration Statement (“Registration Statement”). The Staff provided initial comments by telephone on March 5, 2024, and follow up comments and proposed responses and revisions were subsequently communicated between the Staff and the Company via telephone and email. We are transmitting this response letter in anticipation of filing with the Commission Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) for certain flexible premium deferred variable and index linked annuity contracts (the “Contracts”) under the Securities Act of 1933, as amended (the “1933 Act”).

The Amendment will incorporate changes made in response to comments raised by the Staff and include information necessary to complete the Registration Statement, such as financial statements. For the Staff’s convenience, each comment is set forth in full below, followed by the response.

Cover Page

1.	In the fourth paragraph, rewrite the sixth sentence as follows: “We credit interest under each Risk Control Account at the end of a five year period based in part on the performance of the reference Index by comparing the change in the Index from the first day of the five-year period to the last day of the five-year period, subject to the applicable Index Rate Cap and Index Rate Floor.” (emphasis added to show changes).

Response:	The Company has revised the disclosure in response to the Staff’s comment; however, since index interest is credited each Risk Control Account Year over the five-year Risk Control Account Period (and the Index Rate Cap and Index Rate Floor is applied each Risk Control Account Year), the Company revised the Staff’s suggested disclosure accordingly.

Ms. Quarles
April 18, 2024

2.	In the fourth paragraph, rewrite the bolded sentence as follows: It is possible that you will not earn any interest in the Risk Control Account or that we may credit negative interest to the Growth Account. (emphasis added to show changes).

Response:	The Company has made the requested revisions.

3.	In addition to the 10% additional tax, please add disclosure about penalties throughout the document where applicable.

Response:	The Company has made revisions to define and explain tax penalties. The Company respectfully submits that the 10% tax on withdrawals taken before Age 59½ is characterized by the Code and the IRS as an “additional tax” and not as a penalty, and therefore the Company uses that terminology.

Important Information Table

4.	In the “Charges for Early Withdrawals” row, add the following to the last sentence: “as a result of the market value adjustment, surrender charges, federal income taxes, and a potential 10% additional tax.”

Response:	The Company has made the requested revisions.

Overview of the Contract

5.	Under How Your Contract Works - Contract Periods, in the second bullet, rewrite the final sentence as follows: It is possible that you will not earn any interest in the Risk Control Accounts or that we may credit negative interest to the Growth Account. There is a risk of loss of principal and previously credited interest in the Growth Account of up to 10% (with an Index Rate Floor of -10%) each Risk Control Account Year due to negative Index performance.

Response:	The Company has made the requested revisions.

6.	Under Contract Features - Allocation Options and in the Allocation Options section, please include a chart showing the allocation options, similar to the chart that the Company includes in its other product filings.

Response:	The Company has made the requested revisions.

7.	Under Contract Features – Withdrawal Options, at the end of the first sentence, add “or surrender the Contract.”

Response:	The Company has made the requested revisions.

Ms. Quarles
April 18, 2024

8.	Under Contract Features - Withdrawal Options, in the first paragraph after the bulleted list, add a reference to surrender charges.

Response:	The Company has made the requested revisions.

Table of Fees and Expenses

9.	In the Transaction Expenses, “Market Value Adjustment” row, change “positive or negative adjustment that may be” to “maximum potential loss.” Refer to 100% loss in the table, and delete the last sentence in footnote 2 to the table.

Response:	The Company has made the requested revisions.

Allocating Your Purchase Payments

10.	Add a table showing allocation options.

Response:	The Company has made the requested revisions.

Variable Subaccount Option

11.	Under Variable Subaccount Value – Accumulation Unit Values, please review the accumulation unit values formula. The formula does not appear take into consideration the change in the value of the underlying funds NAV from one day to the next including adjustments for taxes, at the underlying fund level and the deduction of separate account fees. Also, we note that the policy form appears incorrect. In particular, we suggest the following disclosures:

●	Rewrite the second sentence of the second bullet as follows: As shown in formula below, the Accumulation Unit Value for a Variable Subaccount is based in part on the net asset value (also known as NAV) of the underlying Fund shares held by the Variable Subaccount as of the end of each Valuation Period (the end of each Business Day). This means the Accumulation Unit Value for each Subaccount increases or decreases at the end of each Business Day to reflect the investment performance of the corresponding underlying Fund, including deductions for underlying Fund fees and expenses and underlying Fund taxes. In addition, the Accumulation Unit Value decreases to reflect the Contract Fee and increases or decreases for tax charges or credits at the Variable Subaccount level.

●	Rewrite (a) as follows: The net asset value of the shares of the underlying Fund held by the Variable Subaccount as of the end of the Valuation Period plus or minus the net charge or credit with respect to any taxes paid or any amount set aside by the underlying Fund as a provision for taxes during the Valuation Period;

Response:	The Company has made the requested revisions. The Company respectfully submits that the formula has the same mathematical results with or without such revisions, and therefore the formula as previously disclosed is not incorrect. (For example, as noted in the bullets above the formula, the term “net assets of the Variable Subaccount” in (a) of the formula takes into account the daily performance of the underlying Fund (including taxes, fees and expenses)).

Ms. Quarles
April 18, 2024

Risk Control Account Option

12.	In the fourth paragraph, change “stocks” to “securities”. Please make this change throughout the document where applicable.

Response:	The Company has made the requested revisions.

13.	Under Risk Control Account Value – Setting the Index Rate Cap and the Index Rate Floor for the Secure Account and the Growth Account, in the second paragraph, fourth sentence, after “limited by the Index Rate Floor,” add “for each Risk Control Account Year.”

Response:	The Company has made the requested revisions.

14.	Under Addition or Substitution of an Index and in the Risk Factors section, please add the following disclosure: “If there is a delay between the date we remove the Index and the date we add a substitute Index, your Risk Control Account Value will be based on the value of the Index on the date the Index ceased to be available, which means market changes during the delay will not be used to calculate the index interest.” Please add this disclosure to the Risk Factors section.

Response:	The Company has made the requested revisions.

Market Value Adjustment

15.	Under Purpose of the Market Value Adjustment, rewrite the last paragraph as follows: The MVA helps protect us from market losses related to changes in the value of the fixed income investments and other investments we use to back the guarantees under your Contract from the date we issue the Contract to the time of a surrender or partial withdrawal if we have to sell those investments early to pay the surrender or partial withdrawal. (emphasis added to show revisions).

Response:	The Company has made the requested revisions.

*  *

The Company has responded to all Staff comments and believes that all comments have been resolved. As discussed with the Staff, the Company is filing the Amendment with the SEC on or about the same date as this letter and requests an effective date on or about May 1, 2024.

If you have any questions regarding this letter or the Amendment, please contact the undersigned at 608-665-4184. We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely

/s/Britney Schnathorst

Britney Schnathorst

cc: Thomas Bisset